Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

MMabry@stradley.com

215.564.8011

September 18, 2015

Via EDGAR Transmission

Ms. Debbie Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EGA Frontier Diversified Core Fund (the “Fund”)

Dear Ms. Skeens:

I am writing in response to comments you provided to me during a telephone conversation on Wednesday, September 16, 2015, to the preliminary proxy statement of the Fund filed on September 11, 2015. We will respond in the form of a definitive proxy statement. I have reproduced your comments below, followed by our responses.

1.	Please include the information required by Item 14(b) of Schedule 14A, if applicable.

Response: We believe that the only items relevant under Item 14(b) are (b)(2) and (3). With respect to (2), we have provided the contact information. With respect to (3), we will expressly state that the Fund is a closed-end management investment company operating as an interval fund.

2.	What is the authority under Federal and Delaware law for soliciting shareholder approval through a written shareholder consent.

Response: Section 3806(b) of the Delaware Statutory Trust Act (“DSTA”) provides:

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

September 18, 2015

A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: … (5) May, if and to the extent that voting rights are granted under the governing instrument, set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote; (emphasis added).

In addition, Section 3806(f) of the DSTA provides:

Unless otherwise provided in the governing instrument of a statutory trust, on any matter that is to be voted on by the beneficial owners: (1) The beneficial owners may take such action without a meeting, without a prior notice and without a vote if consented to, in writing, or by electronic transmission by beneficial owners having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all interests in the statutory trust entitled to vote thereon were present and voted; (emphasis added).

Consistent with the authority under the DSTA, Article V, Section 3 of the Amended and Restated Agreement and Declaration of Trust (the “Declaration”) provides that:

Any action which may be taken at any meeting of Shareholders may be taken without a meeting if a consent or consents in writing setting forth the action so taken is or are signed by the holders of a majority of the Shares entitled to vote on such action (or such different proportion thereof as shall be required by law, the Declaration of Trust or the By-Laws for approval of such action) and is or are received by the secretary of the Trust either: (i) by the date set by resolution of the Board of Trustees for the shareholder vote on such action; or (ii) if no date is set by resolution of the Board, within 30 days after the record date for such action as determined by reference to Article V, Section 4(b) hereof.

We are not aware of any provisions under the Investment Company Act of 1940 (the “1940 Act”) that relate directly to the use by investment companies of written consents, either generally or in connection with the liquidation or dissolution of a fund. We note, however, that Rule 30e-1(b) under the 1940 Act, which requires disclosure in shareholder reports of “any matter [that] was submitted during the period covered by the shareholder report to a vote of shareholders, through the solicitation of proxies or otherwise,” states in an instruction that a “solicitation of any authorization or consent (other than a proxy to vote at a shareholders' meeting) with respect to any matter shall be deemed a submission of such matter to a vote of shareholders.” We believe that this instruction recognizes the practice of submitting shareholder written consents. In the absence of an applicable provision under the 1940 Act, we believe that Delaware law governs the Fund’s use of shareholder written consents.

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

September 18, 2015

We further note that written consents are subject to Regulation 14A under the Securities Exchange Act of 1934. Rule 14a-1(f) defines a proxy to include a “consent or authorization.” Similarly, Item 1 of Schedule 14A states that “[i]f action is to be taken by written consent, state the date by which consents are to be submitted if state law requires that such a date be specified or if the person soliciting intends to set a date.” We therefore believe that these references affirm the use of written shareholder consents under the Federal securities laws.

3.	State that the Fund’s shares are not listed on a national securities exchange.

Response: This disclosure will be added.

4.	Specify that the shareholder reports contain the Fund’s financial statements.

Response: This disclosure will be added.

5.	Describe how the Fund’s level of assets under management (“AUM”) has impeded its ability to efficiently achieve its investment objective.

Response: We will revise the sentence as follows:

EGA noted that the Fund had not grown to a level of assets under management (“AUM”) that allowed the Fund to efficiently achieve its investment objective of long-term capital appreciation. The small size of the individual positions in the portfolio, together with the high cost of trading in frontier markets, has resulted in significantly higher transaction costs for the Fund than would be the case if AUM were larger. Similarly, the Fund’s smaller AUM requires the Fund to invest in a narrower range of frontier market securities than would be the case with a larger AUM.

6.	With respect to the comments about the “relative illiquidity of the Fund’s frontier market portfolio securities,” explain how the net asset value of the Fund will be determined for the liquidation payment.

Response: As stated in the first paragraph of the Proxy Statement, “Under the Plan of Liquidation, the Fund will be liquidated and Shareholders will receive the aggregate net asset value (“NAV”) of their shares.” We will add a sentence that: “The NAV for the liquidation will be calculated in the same manner as the calculation of the Fund’s daily NAV as described in the Fund’s prospectus.”

7.	Describe what factors the Board considered that were adverse to the liquidation.

Response: The beginning of the last full paragraph on the bottom of page 2 will be revised as follows:

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

September 18, 2015

The Board considered factors that could be potentially adverse to the liquidation, including the cost of the liquidation and the potential tax effect on shareholders. The Board noted, however, that EGA would bear the costs of preparing and distributing this Proxy Statement and obtaining Shareholder Consents, and that these costs would not be passed through to the Fund’s Shareholders. The Board also considered the that the Fund may be able to use its capital loss carry-forwards to offset all or a portion of the capital gains generated upon the liquidation of the Fund’s portfolio, if any, and the likelihood that Shareholders may have a negative tax basis in their Fund shares as of the liquidation. The Board also considered, among other things, the Fund’s performance record.

8.	State that the costs borne by EGA in the liquidation will not be passed on to shareholders.

Response: We have included that statement in the paragraph responding to Comment #7.

9.	May a written shareholder consent be revoked prior to the deadline for receipt?

Response: Yes. Under Article V, Section 3 of the Declaration, a Shareholder that has given a written consent may revoke the consent by a writing received by the secretary of the Fund before the date set by resolution of the Board of Trustees for the shareholder vote on such action. The Board set a deadline of September 30, 2015 for the receipt of written shareholder consents (not October 11, 2015, as mistakenly disclosed in the preliminary proxy statement). Therefore, the definitive proxy statement will state that written shareholder consents must be submitted by September 30, 2015 and that shareholders may revoke a consent previously given prior to that date.

* * *

The Fund acknowledges that: (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments on this filing, or changes to this filing in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to this filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry

Michael D. Mabry

cc:	Maya Teufel